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                              September 21, 2021

       Gary Campbell
       Chief Executive Officer
       Cytta Corp.
       5450 W Sahara Avenue, Suite 300A
       Las Vegas, NV 89146

                                                        Re: Cytta Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 7,
2021
                                                            File No. 333-257458

       Dear Mr. Campbell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2021 letter.

       Amendment No. 1 to Form S-1

       Report of Registered Public Accounting Firm, page F-2

   1. Please ask your auditors to refer to a restatement of your previously issued financial statements in their
audit report.
       Statements of Changes in Stockholders Equity
       Years ended September 30, 2020 and September 30, 2019, page F-5

   2. It appears that the column total for "Stock to be Issued" should be presented as a liability in the respective
balance sheets. Please advise or revise. Additionally, please comply with this comment in your
interim balance sheets.
 Gary Campbell
Cytta Corp.
September 21, 2021
Page 2
Notes to Financial Statements, page F-7

3. Please include a note to disclose the restatement of previously issued financial statements. Refer to ASC 250-10-50-7. Additionally, please label your primary 2020 financial statements as restated.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,
FirstName LastNameGary Campbell
                                                          Division of
Corporation Finance
Comapany NameCytta Corp.
                                                          Office of Technology
September 21, 2021 Page 2
cc:       Lance Brunson
FirstName LastName